Empire Resorts, Inc.

c/o Monticello Casino and Raceway

204 State Route 17B, P.O. Box 5013

Monticello, New York 12701

April 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Loan Lauren P. Nguyen

Re:	Empire Resorts, Inc.
Registration Statement on Form S-1
Filed April 3, 2013
File No. 333-187693

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Empire Resorts, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. on Tuesday, April 30, 2013, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Laurette J. Pitts

Laurette J. Pitts

Senior Vice President, Chief Operating Officer and Chief Financial Officer